Orckit Announces Extraordinary General Meeting

TEL AVIV, Israel, February 1, 2011 -- Orckit Communications Ltd. (NasdaqGM: ORCT) announced today that an Extraordinary General Meeting of Shareholders will be held on Thursday, March 10, 2011, at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The record date for the meeting is February 7, 2011. Proxy statements describing the matter on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by the mail to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members.

The agenda of the meeting is as follows:

(1)	approval of the sale of 130,000 units to Izhak Tamir and 110,000 units to Eric Paneth, on the same terms and conditions as the units sold in our public offering.

Item 1 requires the approval of a simple majority of the shares voted on the matter.

About Orckit Communications Ltd.

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline and wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunications.

Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.

Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel. For more information, please visit http://www.orckit.com.